EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Fourth Quarter and Year Ended December 31, 2021
ACHESON, Alberta, February 16, 2022 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter and year ended December 31, 2021. Unless otherwise indicated, figures are expressed in Canadian dollars with comparisons to prior periods ended December 31, 2020.
Fourth Quarter and Year Ended 2021 Highlights:
•Revenue of $181.0 million in Q4 2021 compared to $136.1 million in the same period last year was primarily a result of the increased demand at the Fort Hills mine and increased mine support work at the Kearl mine. Additionally, the acquisition of DGI Trading Pty Ltd. ("DGI") positively impacted our revenue from a seamless transition on July 1, 2021 and the strong demand for heavy equipment parts and components.
•Our share of revenue from equity consolidated joint ventures was $53.9 million in Q4 2021 compared to $33.9 million in the same period last year, representing a 59% step-change in activity primarily from our Indigenous joint ventures with the Nuna Group of Companies and the Mikisew Group of Companies.
•Net income of $15.3 million in Q4 2021 compared to $10.0 million in the same period last year was a result of higher revenue and equity earnings in affiliates and joint ventures.
•Adjusted EBITDA of $56.3 million in Q4 2021 resulted in full year adjusted EBITDA of $207.3 million. Both are increases from the prior year ($45.2 million and $174.3 million, respectively), reflecting improved operating conditions and a continued recovery to pre-pandemic levels.
•Gross profit margin of 12.7% in Q4 2021 compared to 16.6% in the same period last year reflected increased equipment maintenance activities to support the large demand of work for the remainder of the winter season.
•The Fargo-Moorhead project achieved secured financing and formal financial close milestone in the quarter which provided the ability to recognize certain cost reimbursements as well as early progress of the project.
•Cash flows generated from operating activities of $65.9 million in Q4 2021 compared to $62.5 million in the same period last year as higher net earnings were partially offset by changes in joint venture balances.
•Free cash flow ("FCF") of $48.3 million in Q4 2021 resulted in full year FCF of $67.2 million through strong adjusted EBITDA in the quarter and minimal working capital balances for the year, offset by timing impacts of capital work in process and capital inventory which required initial cash investments to build and maintain our component rebuild capabilities.
•Net debt was $369.0 million at December 31, 2021, a reduction of $16.9 million from the prior year balance as free cash flow generation and subsequent capital allocation in Q4 resulted in deleverage.
•On February 15, 2022, the Board of Directors approved an increase to the dividend rate from $0.16 per annum to $0.32 per annum.
NACG President and CEO, Joseph Lambert, added: “2021 was a year filled with accomplishments and records for our Company. We achieved our objectives and were able to work collaboratively with our long-standing existing customers as well as diversifying our business and starting relationships with new ones. And as evidenced by the results in our annual report and a fact that I'm particularly proud of, the scopes in our Indigenous joint ventures continues to trend upward."
Lambert added: "But with all that said, we are in no mood to celebrate. On January 6, 2022, we had a tragic incident which we do all in our power to avoid. The fatality has left us shaken and we grieve with the family and friends of our coworker. This was an exemplary employee and we are resolved in ensuring an accident like this never happens again. While the incident remains under investigation, we are recommitting ourselves here in 2022 to take any and all applicable actions identified to prevent reoccurrence."

Consolidated Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2021	2020	2021	2020
Revenue	$181,001	$136,076	$654,143	$498,468
Project costs	68,077	39,552	223,537	140,341
Equipment costs	60,810	47,708	232,173	177,127
Depreciation	29,050	26,248	108,016	88,782
Gross profit	$23,064	$22,568	$90,417	$92,218
Gross profit margin	12.7%	16.6%	13.8%	18.5%
General and administrative expenses (excluding stock-based compensation)	3,694	6,268	23,768	22,493
Stock-based compensation expense	1,643	4,839	11,606	1,944
Operating income	17,464	11,439	55,128	67,122
Interest expense, net	5,250	4,435	19,032	18,656
Net income	15,308	10,044	51,408	49,208

Adjusted EBITDA(i)	$56,285	$45,192	$207,333	$174,336
Adjusted EBITDA margin(ii)	24.0%	26.6%	25.5%	29.9%

Per share information
Basic net income per share	$0.54	$0.34	$1.81	$1.75
Diluted net income per share	$0.48	$0.32	$1.64	$1.60
Adjusted EPS(i)	$0.59	$0.36	$2.06	$1.73
(i) See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(i)See "Non-GAAP Financial Measures".

	Three months		Year ended
	December 31		December 31,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Cash provided by operating activities	$65,895	$62,493	$165,180	$146,550
Cash used in investing activities	(24,301)	(25,158)	(99,269)	(112,827)
Capital additions financed by leases	—	—	(19,198)	(27,882)
Add back:
Growth capital additions	6,735	3,178	6,795	37,665
Acquisition of DGI (Aust) Trading Pty Ltd.	—	—	13,724	—
Free cash flow(i)	$48,329	$40,513	$67,232	$43,506
Declaration of Quarterly Dividend
On February 15, 2022, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of eight Canadian cents ($0.08) per common share, payable to common shareholders of record at the close of business on March 4, 2022. The Dividend will be paid on April 8, 2022 and is an eligible dividend for Canadian income tax purposes.
2022 Sustainability Report
In addition to the 2021 financial results, we have released our 2022 Sustainability Report. This second annual report provides the structured framework for environmental, social, and governance initiatives moving forward. We plan to issue future reports around this time each year which will allow stakeholders to measure progress in a variety of business areas with increasing rigor and metrics. The 2022 Sustainability Report is available for download on the company’s website at www.nacg.ca/social-responsibility.

Results for the Three Months Ended December 31, 2021
Revenue was $181.0 million, up from $136.1 million in the same period last year. The increase was primarily generated by the equipment fleet at the Fort Hills mine which was remobilized in the third quarter of 2021. Additionally, there was a stronger demand for mine support work and equipment rental support at the Kearl mine than the comparable quarter. Lastly, the completion of three haul truck rebuilds by our external maintenance program and the acquisition of the Australian component supplier DGI bolstered revenue in Q4 2021.
Gross profit margin of 12.7% was down from 16.6% in the prior year. Lower gross profit margin was impacted by increased equipment maintenance activities, primarily at the Millennium mine, as we performed the required maintenance services to ensure the fleet is operating at full capacity for the large demand of work for the remainder of the winter season. Furthermore, Canada Emergency Wage Subsidy ("CEWS") impacted the variance as it was a significant program in place in the comparable quarter. These decreases were offset by the strong operational execution of the scopes of work at the Aurora & Fort Hills mine and the diversified margin profile from component and parts sales by DGI.
Direct general and administrative expenses (excluding stock based compensation expense) were $3.7 million, or 2.0% of revenue, lower than Q4 2020 spending of $6.3 million or 4.6% of revenue primarily due to recognition of reimbursable bid costs received in excess of amounts capitalized, offset by no CEWS amounts received in Q4 2021 compared to $0.5 million received in Q4 2020.
Cash related interest expense of $4.9 million represents an average cost of debt of 4.7% (compared to 4.2% for the three months ended December 31, 2020). The increase in the current year period was a result of the addition of new 5.5% convertible debentures, partially offset by the decrease in interest related to our Credit Agreement.
Net income of $15.3 million in Q4 2021 compared to $10.0 million in the same period last year was a result of higher revenue and equity earnings in affiliates and joint ventures, and lower general and administrative expenses.
Free cash flow in the quarter was $48.3 million and was driven by strong operating results with higher cash distribution from non-cash working capital, offset by investment in capital work in progress and joint ventures. Primary routine drivers of free cash flow were adjusted EBITDA of $56.3 million less sustaining capital spending of $20.2 million and cash interest paid of $4.9 million. The remaining drivers for free cash flow generation were i) the timing impacts of capital work in process and capital inventory which require initial cash investment as we build our maintenance and component rebuild capabilities and ii) the timing of joint venture distributions which had a slight negative impact for the whole of 2021 but was not a significant driver this year given the large distributions that were received as planned in Q4 2021.
Business Updates
Strategic Focus Areas
•Safety - focus on people and relationships as we emerge from the pandemic, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
•Diversification - continue to pursue further diversification of customers, resources and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.
Liquidity
Managing our liquidity has been a critical function during the uncertainty of the pandemic. Our current liquidity positions us well moving forward to continually fund organic growth and the required correlated working capital investments. Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $226.3 million includes total liquidity of $197.7 million and $28.6 million of unused finance lease borrowing availability as at December 31, 2021. Liquidity is primarily provided by the terms of our $325.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA and is now scheduled to expire in October 2024.

Achievement against 2021 targets and our outlook for 2022
Given our visibility into 2022 and the assumption of continued easing of site access restrictions, management has provided stakeholders with guidance through 2022. This guidance is predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

Key measures	2021 Actual	2021 Stated Targets	2022 Outlook
Adjusted EBITDA	$207M	$205 - $215M	$215 - $245M
Adjusted EPS	$2.06	$1.95 - $2.15	$2.15 - $2.55
Sustaining capital	$102M	$95 - $105M	$110 - $245M
Free cash flow	$67M	$65 - $85M	$95 - $115M

Capital allocation measures
Growth capital and acquisitions	$25M	$25 - $35M	$nil - $35M
Deleverage	$17M	$15 - $35M	$50 - $80M
Shareholder activity(i)	$31M	n/a	$15 - $35M

Leverage ratios
Senior debt	1.5x	1.1x - 1.5x	0.9x - 1.4x
Net debt	1.8x	1.7x - 2.1x	1.2x - 1.7x
(i)Shareholder activity includes common shares purchased under a normal course issuer bid, dividends paid and the purchase of treasury shares.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the three months and year ended December 31, 2021 tomorrow, Thursday, February 17, 2022 at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-844-248-9143
International: 1-216-539-8612
Conference ID: 2060308
A replay will be available through March 17, 2022, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 2060308
A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/Launch/QReg/ShowUUID=344C72F0-E7DB-4D57-9603-73EF180089CA
A replay will be available until March 17, 2022 using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the three months and year ended December 31, 2021 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q4 2021 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. In Q3 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP

Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for December 31, 2021 available on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions and include guidance with respect to financial metrics provided in our outlook for 2022.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months and year ended December 31, 2021. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com and on our company website at www.nacg.ca.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that may be useful to investors in analyzing our business performance, leverage and liquidity. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as on or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. The non-GAAP financial measures and ratios we present include, "adjusted net earnings", "total combined revenue", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "adjusted EPS", "margin", "senior debt", "net debt" "cash provided by operating activities prior to change in working capital", "sustaining capital", "growth capital" and "free cash flow". We also use supplementary financial measures such as "gross profit margin" in our MD&A. Each non-GAAP financial measure used in this press release is defined under "Financial Measures" in our Management's Discussion and Analysis filed on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com and on our company website at www.nacg.ca.
A reconciliation of total reported revenue to total combined revenue is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Revenue from wholly-owned entities per financial statements	181,001	136,076	654,143	498,468
Share of revenue from investments in affiliates and joint ventures	108,291	48,194	332,440	159,054
Adjustment for joint ventures	(54,394)	(14,293)	(174,357)	(74,059)
Total combined revenue(i)	$234,898	$169,977	$812,226	$583,463
(i) See "Non-GAAP Financial Measures"
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".

A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(iii)	2021	2020(iii)
Net income	$15,308	$10,044	$51,408	$49,208
Adjustments:
Loss (gain) on disposal of property, plant and equipment	263	22	(85)	659
Stock-based compensation expense	1,643	4,839	11,606	1,944
Net realized and unrealized gain on derivative financial instruments	—	(3,429)	(2,737)	(4,266)
Write-down on asset held for sale	—	—	700	1,800
Tax effect of the above items	(438)	(1,118)	(2,649)	(599)
Adjusted net earnings(i)	$16,776	$10,358	$58,243	$48,746
Adjustments:
Tax effect of the above items	438	1,118	2,649	599
Interest expense, net	5,250	4,435	19,032	18,656
Income tax expense	2,487	319	9,285	11,264
Equity loss (earnings) in affiliates and joint ventures(i)	(5,581)	70	(21,860)	(7,740)
Equity investment EBIT(i)	5,768	1,284	25,312	9,893
Adjusted EBIT(i)	$25,138	$17,584	$92,661	$81,418
Adjustments:
Depreciation and amortization	29,242	26,292	108,333	89,309
Write-down on asset held for sale	—	—	(700)	(1,800)
Equity investment depreciation and amortization(i)	1,905	1,316	7,039	5,409
Adjusted EBITDA(i)	$56,285	$45,192	$207,333	$174,336
Adjusted EBITDA margin(ii)	24.0%	26.6%	25.5%	29.9%
(i) See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in Accounting Policy - Basis of presentation".
Below is a reconciliation of the amount included in adjusted EBITDA for the three months and year ended December 31, 2021.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Equity (earnings) loss in affiliates and joint ventures	$5,581	$(70)	$21,860	$7,740
Adjustments:
Interest expense, net	(73)	149	168	376
Income tax expense	294	1,125	3,204	1,374
Gain on disposal of property, plant and equipment	(34)	80	80	403
Equity investment EBIT(i)	$5,768	$1,284	$25,312	$9,893
(i) See "Non-GAAP Financial Measures"
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2021	2020(i)
Assets
Current assets
Cash	$16,601	$43,447
Accounts receivable	68,787	36,231
Contract assets	9,759	7,008
Inventories	44,544	19,151
Prepaid expenses and deposits	6,828	4,977
Assets held for sale	660	4,129
Derivative financial instruments	—	4,334
	147,179	119,277
Property, plant and equipment, net of accumulated depreciation $339,505 (2020 – $302,161)	640,950	632,210
Operating lease right-of-use assets	14,768	18,192
Investments in affiliates and joint ventures	55,974	46,263
Other assets	6,000	6,336
Goodwill and intangible assets	4,407	378
Deferred tax assets	—	16,407
Total assets	$869,278	$839,063
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$76,251	$41,428
Accrued liabilities	33,389	19,382
Contract liabilities	3,349	1,512
Current portion of long-term debt	19,693	16,263
Current portion of finance lease obligations	25,035	26,895
Current portion of operating lease liabilities	3,317	4,004
	161,034	109,484
Long-term debt	306,034	341,396
Finance lease obligations	29,686	42,577
Operating lease liabilities	11,461	14,118
Other long-term obligations	26,400	18,850
Deferred tax liabilities	56,200	64,195
	590,815	590,620
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2021 - 30,022,928 (December 31, 2020 – 31,011,831))	246,944	255,064
Treasury shares (December 31, 2021 - 1,564,813 (December 31, 2020 - 1,845,201))	(17,802)	(18,002)
Additional paid-in capital	37,456	46,536
Retained earnings (deficit)	11,863	(35,155)
Accumulated other comprehensive income	2	—
Shareholders' equity	278,463	248,443
Total liabilities and shareholders' equity	$869,278	$839,063
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2021	2020(i)
Revenue	$654,143	$498,468
Project costs	223,537	140,341
Equipment costs	232,173	177,127
Depreciation	108,016	88,782
Gross profit	90,417	92,218
General and administrative expenses	35,374	24,437
(Gain) loss on disposal of property, plant and equipment	(85)	659
Operating income	55,128	67,122
Interest expense, net	19,032	18,656
Equity earnings in affiliates and joint ventures	(21,860)	(7,740)
Net realized and unrealized gain on derivative financial instruments	(2,737)	(4,266)
Income before income taxes	60,693	60,472
Current income tax expense	1,000	—
Deferred income tax expense	8,285	11,264
Net income	51,408	49,208
Other comprehensive income
Unrealized foreign currency translation gain	(2)	—
Comprehensive income	$51,410	$49,208

Per share information
Basic net income per share	$1.81	$1.75
Diluted net income per share	$1.64	$1.60
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".